Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
THAICOM Nonthaburi 11000

04010296

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705, 591-0706

February 25, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

PROCESSING SECTION
MAR - 3 2004

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 001/2004, SSA 085/2004 and SSA-CP 002/2004**

Subject:	Notification of the Resolution of the Extraordinary General Meeting of the Shareholders No.1/2004
Date	February 23, 2004
Subject:	Submission of the Audited Financial Statements for the Year 2003 and Notification of the Resolutions of the Board of Directors' Meeting No. 2/2004
Date	February 24, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 3/4

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2004

SSA-CP 001/2004

February 23, 2004

Subject: Notification of the Resolution of the Extraordinary General Meeting of the Shareholders No. 1/2004

To: The President
The Stock Exchange of Thailand

As Shin Satellite Public Company Limited ("Company") has convened the Extraordinary General Meeting of the Shareholders No.1/2004 on February 23, 2004, at the Presentation meeting room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, the Company wishes to inform you the resolution of shareholders' meeting as follows:-

1. RESOLVED THAT the investment by CS Loxinfo Public Company Limited in Teleinfo Media Company Limited (TMC) by way of purchasing its 43,904,184 ordinary shares equivalent to 63.25 % from Shin Corporation Public Company Limited (SHIN) in the number of 26,550,583 shares equivalent to 38.25 percent and SingTel InterActive Private Limited (SingTel) in the number of 17,353,601 equivalent to 25 percent at the total price of Baht 506,000,000 be approved.

   In this regard, the Board of Directors or Executive Committee or any other person(s) designated by the Board shall have the power to determine any other details in relation to such investment including any other acts and things necessary and relating to such investment.

2. RESOLVED THAT the issuance and allocation of warrants to purchase ordinary shares of CS Loxinfo Public Company Limited to the directors, employees and advisors of CS Loxinfo Public Company Limited (ESOP) in the number of 3,096,300 units be approved as per the following details:-

Type of Warrants	Warrants to purchase the Company's ordinary shares, in the type of non-transferable and specified name of the holder, unless in case of hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**)
Total Number of Warrants to be Offered	3,096,300 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	Not exceeding 5 years from the issue and offer date.

Reserved Shares	3,096,300 shares (at the par value of Baht 1), equivalent to 0.62 percent of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors, employees and advisors and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	Initial Public Offering Price
Issuing and Offering Date	The Executive Committee has been authorized to determine the issuing and offering date
Exercise Period	The Company's directors, employees and advisors may exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year — Directors, employees and advisors are entitled to exercise no more than one-third of their allocated warrants to purchase ordinary shares from the 30 May 2004 until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Second Year — Directors, employees and advisors are entitled to exercise another one-third of their allocated warrants to purchase ordinary shares from the 30 May 2005 until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Third Year — Directors, employees and advisors are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares from the 30 May 2006 until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

In this regard, the Board of Directors or the Executive Committee or any other person(s) designated by the Board shall have power to any other details in relation to the issuance of such warrants including to request any approval from the relevant authorities and to perform any acts and things necessary and relating to the issuance of such warrants.

3. RESOLVED THAT the allocation of warrants to purchase ordinary shares of CS Loxinfo Public Company Limited to the following directors, employees and advisors of the Company who are entitled to receive such allocation of warrants at the rate exceeding 5 percent of the program be approved as follows:

Name of Persons Entitled to Receive Warrants Exceeding 5 Percent of the Program	**Number of Allocated Warrants (Unit)**	**Percent of Total Allocated Warrants**
1. Mr. Tachpong Hotrabhavananda Managing Director	1,044,000	33.72
2. Mr. Anant Kaewruamwong Deputy Managing Director- Marketing and Sale	1,000,000	32.30
3. Mr. Somchai Kittichaikulkij Senior Director- Customer Services & IS	550,000	17.76
4. Mrs. Aksara Aswapokee Senior Director- Finance & Accounting	174,200	5.63

Summary Translation Letter
To the Stock Exchange of Thailand
February 24, 2004

Ref No. SSA 085/2004

24 February 2004

Subject: Submission of the Audited Financial Statements for the Year 2003

To: The President
Stock Exchange of Thailand

Enclosure: (1) One set of the Audited Financial Statements for 2003 – Thai Language Version
(2) One set of the Audited Financial Statements for 2003 – English Language Version
(3) Management Discussion and Analysis for 2003

Shin Satellite Public Company Limited (the "Company") would like to submit its audited financial statements for the year, ending December 31, 2003 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the year 2003 of Baht 6,217 million and consolidated net profit for the year 2003 of Baht 1,080 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the year 2003 amounted to Baht 6,217 million, an increase of Baht 788 million or 14.5% over the year 2002 (Baht 5,429 million). This was due to:
   - merger between CS Loxinfo Plc and Loxley Information services Co. Ltd., lead to the wide range of high quality Internet services and expansion of the Company's customer base especially for leased line service and high speed Internet via satellite. Revenue from the Internet service business for the year 2003 amounted to Baht 1,194 million an increase of Baht 727 million or 155.7% over the year 2002 (Baht 467 million).
   - a proportionate consolidation of revenue from LTC leading to an increase in revenue from telephone services. Revenue from telephone business in 2003 was Baht 1,340 million, increased by Baht 667 million or 99.0% over the year 2002 (Baht 673 million);
   - The stronger Thai Baht and a non-renewed three-transponder service agreement by Department of Space (DOS) in second quarter of 2003 were the caused of the reduction in revenue from transponder services in this year. With regard to First generation ipstar services, in 2003, the Company was able to sell iPSTAR user terminals more than in 2002.

     Revenue from transponder services in 2003 was Baht 3,271 million, a decrease of Baht 586 million or 15.2% compared to Baht 3,857 million in previous year.

- The Company gained Baht 120 million from foreign exchange in 2003, while it loss Baht 8 million in previous year. This was due to the Baht appreciation in 2003 and the Company had some exposures from outstanding foreign debt that has not been hedged. The company has a policy to manage its foreign exchange exposure by hedging part of its foreign debts and utilize the benefit from Natural-hedge to mitigate the exposure of non-hedged portion. In 2003, 94% of our revenue was dominated in US dollar.
- Due to the change in method of recognition of financial results contributed by LTC from equity method to proportionate consolidation in this year, no share of net results from investments appears in the company's 2003 financial statement. Share of net results from investments in 2003 was Baht 1 million, which came from the investment in CS Loxinfo Solutions Co.,Ltd. (CLS). CSL is act as a dealer of CS Loxinfo providing Internet service to Japanese companies that settle business in Thailand, a decrease of Baht 207 million compared to Baht 208 million in 2002.
- The Company's consolidated other income for the year 2003 amounted to Baht 292 million, an increase of Baht 68 million or 30.3% over the year 2002 (Baht 224 million). This was mainly attributable to gain on unwound of option contract before maturity date, gain on transferring share of iPSTAR Company limited to make the payment for the investment in Spacecode LLC and the claim compensation from Cambodia government.

2. The Company's consolidated expenses for the year 2003 amounted to Baht 4,639 million, an increase of Baht 885 million or 23.6% over the year 2002 (Baht 3,754 million). This was due to:

    - Cost of sales and service for the year 2003 amounted to Baht 3,512 million, an increase of Baht 627 million or 21.7% over the same period last year (Baht 2,885 million). This rise was attributable to;
        - ❑ an increase in the cost of the Internet business due to recognition of cost of sales and services from Loxley Information services Co. Ltd., after it was acquired by CS Loxinfo Co. Ltd. in March 2003;
        - ❑ an increase in the cost of the telephone business caused by a proportionate consolidation of cost of sale and service from LTC as well as an increase in revenue shared with the Cambodian Government, electricity expense, base station rental and amortization of telecommunications equipment from Camshin, resulted from the expansion of Telephone netwrok;
        - ❑ an increase in the cost of providing transponder services as a result of
            - o In-orbit insurance premium increased in accordance with a corresponding increase in insurance market rates. This came as a result of several satellite anomalies during this year and a decrease in the number of brokers.
            - o An increase in cost relating to the new First Generation gateways in Australia and Taiwan. The new additional gateways resulted in the capability to provide ipstar service in Taiwan, Indonesia, Malaysia, Philippines, Australia and New Zealand.

  - o Partially offset by a decrease in concession fee and reduced amortization and depreciation of some satellite equipments, which are fully depreciated and amortized.

- Merging with Loxley Information Service Co.,Ltd and the proportionate consolidation of 49% of SG&A of LTC were the cause of an increase in our Selling and administrative expenses this year. Personel expenses increased after merger offset by lower doubtful expenses and decreased marketing expenses. Selling and administrative expense was Baht 1,127 million, an increase of Baht 266 million or 30.9% compared to Baht 861 million in 2002.

3. The Company's consolidated interest expense for the year 2003 amounted to Baht 138 million, a decrease of Baht 97 million or 41.3% over the same period in 2002 (Baht 235 million) This was due to the full redemption of the rest of 1,500 million baht high-interest rate debenture in May and November 2003. Interest expenses relating to iPSTAR project were capitalized to the cost of the project.

4. The Company's consolidated Income Tax for the year 2003 amounted to Baht 313 million, an increase of Baht 282 million over the same period last year (Baht 31 million) This was substantially due to the income tax imposed on Shin Satellite Plc due to the end of its losses carried forward in 2002 and the proportionately recognized income tax of LTC.

Summary Translation Letter
To the Stock Exchange of Thailand
February 24, 2004

SSA-CP 002/2004

February 24, 2004

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2004

To: The President

The Stock Exchange of Thailand

Attachments
1. Capital Increase Report Form
2. Details of the Program Regarding the Issuance and Offering for Sale of the Warrants to Purchase Ordinary Shares of the Company (ESOP) No. 3
3. Information as to Connected Transaction related to the Consultant and Management Service Agreement

As Shin Satellite Public Company Limited (the "Company") has convened the Board of Directors' Meeting No. 2/2004 on February 24, 2004 at the Thaicom meeting room 3, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, the Company wishes you the resolution of the Board of Directors' Meeting as follows:

1. RESOLVED THAT the Minutes of the Board of Directors' Meeting No.1 /2004 held on January 20, 2004 be certified.

2. RESOLVED THAT the report on the Company's operating results for the fiscal year 2003 prepared by the Board of Directors be certified and THAT the balance sheets, profit and lost statement, and cash flow statements of the year 2003 ending December 31, 2003 be approved.

3. Acknowledged the progress report about iPSTAR, which has now passed its reference performance test and is currently undergoing a thermal vacuum test. This test should be completed in one month. When Loral Space & Communications LLC, the parent company of Space Systems/Loral Inc ("SS/L") which is manufacturing iPSTAR-1, filed for protection under Chapter 11 of the US Bankruptcy Code on 15 July 2003. This had no important effect on the plan to construct iPSTAR.

4. RESOLVED THAT the allocation of net profits for legal reserve to the amount of Baht 54.01 million be approved and THAT the payment of dividends to shareholders for the fiscal year 2003 at the rate of Baht 0.50 per share (after the change of par value per share to Baht 5, the dividends will be paid at the rate of Baht 0.25 per share) to the shareholders of the Company was agreed, and will be forwarded to the Annual General Meeting of shareholders for approval and THAT the closing date of the shareholder register book suspending any transfer of shares in order to determine and identity of the shareholders' with the right to receive dividends commence from 12.00 hours of April 2, 2004, provided that the Company has received approval for the payment from the Annual General Meeting of the Shareholders for fiscal year 2004 and

after the Company has registered the change in par value with the Ministry of Commerce, and THAT such dividends be paid on May 20, 2004.

The payment of a dividend is dependent upon the agreement of the Company's Creditors for the iPSTAR project and the permission of shareholders at the 2004 annual general meeting beforehand. The Company is prepared to pay a dividend on May 20, 2004.

4. RESOLVED THAT the decrease the Company's capital by way of elimination of registered, but not yet sold, shares to the amount of 100,099,900 shares at the par value of Baht 10 per share so that the remaining capital of the Company be 449,900,100 shares, amounting to Baht 4,499,001,000 of the registered capital, be approved.

5. RESOLVED THAT the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the decrease of the Company's capital be approved, which would be amended to read as follows:

"Clause 4.

the registered capital	4,499,001,000 Baht	(Four Thousand Four Hundred Ninety Nine Million and One Thousand Baht)
divided into	449,900,100 Shares	(Four Hundred Forty Nine Million Nine Hundred Thousand and One Hundred Shares)
at par value per shares of	10 Baht	(Ten Baht)
Consisting of ordinary shares of: and	449,900,100 Shares	(Four Hundred Forty Nine Million Nine Hundred Thousand and One Hundred Shares)
Preferred shares of:	- Shares	(.-.)"

6. RESOLVED THAT the change in par value of the Company's shares from Baht 10 per share to Baht 5 per share whereby the Company's registered capital will remain the same amount of Baht 4,499,001,000 but the number of ordinary shares will increase from 449,900,100 to 899,800,200 shares be approved.

7. RESOLVED THAT the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the change in par value as aforementioned be approved, which would be amended to read as follows:

"Clause 4.

the registered capital	4,499,001,000 Baht	(Four Thousand Four Hundred Ninety Nine Million and One Thousand Baht)
divided into	899,800,200 Shares	(Eight Hundred Ninety Nine Million Eight Hundred Thousand and Two Hundred Shares)

at par value per shares of	5 Baht	(Five Baht)
Consisting of ordinary shares of: and	899,800,200 Shares	(Eight Hundred Ninety Nine Million Eight Hundred Thousand and Two Hundred Shares)
Preferred shares of:	- Shares	(.-.)"

8. RESOLVED THAT the amendment to Clause 4 of the Company's Articles of Association from the existing wording of "Clause 4 Shares of the Company shall consist of ordinary shares entered in name certificates having par value per share of Baht Ten (10)." to be "Clause 4 Shares of the Company shall consist of ordinary shares entered in name certificates." be approved.

9. RESOLVED THAT the issuance and allocation of warrants to purchase ordinary shares to directors, employees and advisors of the Company No. 3 in the number of 2,947,100 units (in the case of changing the par value per share to Baht 5, the warrants will be in the number of 5,894,200 units) equivalent to 0.67 percent of the total paid-up capital of the Company as per details in the Attachment 1 be approved.

10. RESOLVED THAT the allocation of warrants to purchase ordinary shares of the Company No. 3 to the following directors, employees and advisors of the Company who are entitled to receive such allocation of warrants at the rate exceeding 5 percent of the total warrants issued, which has been approved by the Remuneration Committee, be approved as follows:

Name	Number of Allocated Warrants (Unit)		Percent of Total Allocated Warrants
	(Par Value Baht 10)	(Par Value Baht 5)	
1. Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	577,100	1,154,200	19.58
2. Mr. Paiboon Panuwattanawong President – IPSTAR Operation and Director of subsidiary company	350,000	700,000	11.88
3. Dr. Nongluck Phinainitisart Director and the Executive Committee	300,000	600,000	10.18
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales	275,000	550,000	9.33
5. Mr. Pradeep Unni Vice President – Sales / India & Middle East	200,000	400,000	6.79
6. Mr. Makin Petplai Vice President – Sales / Thailand, Indo- China & China	200,000	400,000	6.79

11. RESOLVED THAT the increase of the Company's capital from Baht 4,499,001,000 to Baht 5,568,472,000 by way of issuing 213,894,200 newly issued ordinary shares at the par value per share of Baht 5, totaling Baht 1,069,471,000 be approved.

12. RESOLVED THAT the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the increase of the Company's capital be approved, which would be amended to read as follows:

"Clause 4.

the registered capital	5,568,472,000 Baht	(Five Thousand Five Hundred Sixty Eight Million Four Hundred and Seventy Two Thousand Baht)
divided into	1,113,694,400 Shares	(One Thousand One Hundred Thirteen Million Six Hundred Ninety Four Thousand and Four Hundred Shares)
at par value per shares of	5 Baht	(Five Baht)
Consisting of ordinary shares of: and	1,113,694,400 Shares	(One Thousand One Hundred Thirteen Million Six Hundred Ninety Four Thousand and Four Hundred Shares)
Preferred shares of:	- Shares	(.-.)"

13. RESOLVED THAT the allocation of newly issued ordinary shares to the number of 213,894,200 shares at the par value per share of Baht 5 (Five Baht) be approved as per the following details:

13.1 no more than 208,000,000 newly issued ordinary shares will be offered to public whereby the Board of Directors or Executive Committee or any other person(s) designated by the Board shall have power to consider the number, price, duration for subscription, procedures, details of public offering and any other details in relation to the issuance and offer for sale of such shares including to request any approval from the relevant authorities. In light of this, the Board of Directors has appointed SCB Securities Company Limited as the Company's financial advisor in relation to this issuance and offer for sale of the newly issued shares for capital increase; and

13.2 5,894,200 newly issued ordinary shares will be reserved for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors, employees and advisors of the Company pursuant to ESOP No. 3.

14. RESOLVED THAT the appointment of 4 auditors from PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the fiscal year 2004 be approved as follows:

1.	Miss Nangnoi Charoenthavesub	Certified Public Accountant License No. 3044
2.	Mr. Prasan chuapanic	Certified Public Accountant License No. 3051
3.	Mrs. Suwanee Puripunyo	Certified Public Accountant License No. 3371
4.	Mr. Prasit Yergsrikol	Certified Public Accountant License No. 4174

In this regard, any of the aforementioned auditors shall examine and give recommendations to the Company's financial statement and THAT the fees for quarter and annual auditing in fiscal year 2004 be fixed at Baht 3,218,500, and THAT the said appointment and auditing fees be

proposed for shareholders' approval in the Annual General Meeting of the Shareholder for fiscal year 2004.

15. RESOLVED THAT the appointment of directors in replacement of those retired by rotation, and the determination of the authorized signatories and the directors' remuneration for the fiscal year 2004 be approved as per the following details:

15.1 The directors retired by rotation are:
- Mr. Boonklee Plangsiri
- Mrs. Siripen Sitasuwan
- Ms. Nongluck Phinainitisart

15.2 The directors retired by rotation but being re-elected to continue their office are:
- Mr. Boonklee Plangsiri
- Mrs. Siripen Sitasuwan
- Ms. Nongluck Phinainitisart

15.3 The members of the Board of Directors will consist of:

- Mr. Paron Israsena Na Ayudhaya	Chairman of the Board of Director
- Mr. Rianchai Reowvilaisuk	Vice Chairman of the Board of Director
- Mr. Boonklee Plangsiri	Director
- Mr. Dumrong Kasemset (Ph.D.)	Director
- Mrs.Siripen Sitasuwan	Director
- Ms. Nongluck Phinainitisart (Ph.D.)	Director
- Mr. Hiran Radeesri	Chairman of the Audit Committee
- Mrs.Nillaya Malakul Na Ayudhaya	Member of the Audit Committee
- Mrs.Charintorn Vongspootorn	Member of the Audit Committee

15.4 The authorized signatories are as follows:
"Mr.Dumrong Kasemset (Ph.D.), Mr. Boonklee Plangsiri, and Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed."

15.5 The directors' remuneration for the fiscal year 2004 approved by the Remuneration Committee is up to Baht 6,000,000. The determination of Directors' remuneration for the year 2004 will be proposed for shareholders' approval in the Annual General Meeting of Shareholders for fiscal year 2004.

16. RESOLVED THAT the agreement in relation to entering into the consultant and management service agreement with Shin Corporation Public Company Limited for the term of 2 years valuing approximately Baht 50 million be approved. In this regard, since Shin Corporation Public Company Limited is a major shareholder of the Company with the shareholding of 51.53 percent of the Company's shares resulting in a connected transaction pursuant to the notification of Securities and Stock Exchange of Thailand, the Company has prepared and disclosed the agreement in relation to entering into connected transaction as per details in Information as to Connected Transaction in Attachment No. 3 attached hereto.

17. RESOLVED THAT the Annual General Meeting of Shareholders for fiscal year 2004 be called and held on April 22, 2004 at 14.00 hours at the Presentation meeting room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi and THAT the closing date of the share register book suspending any transfer of shares in order to determine and identify shareholders' right to attend the meeting be commenced on April 2, 2004 from 12.00 hours until adjournment of the meeting. The meeting agenda is as follows:

Agenda Item 1 To inform certain matters;

Agenda Item 2	To consider and approve the Minutes of the Annual Extraordinary Meeting of the Shareholders No. 1/2004 held on February 23, 2004;
Agenda Item 3	To consider and approve the report on the Company's operating results for the fiscal year 2003 prepared by the Board of Directors;
Agenda Item 4	To consider and approve the Company's balance sheets, profit and loss statement, and cash flow statements for the fiscal year 2003 ending December 31, 2003;
Agenda Item 5	To consider and approve the allocation of net profits for legal reserve and payment of dividend for the fiscal year 2003;
Agenda Item 6	To consider and approve the appointment of the Company's auditors and fixing the auditor's remuneration for the fiscal year 2004;
Agenda Item 7	To consider and approve the appointment of directors in replacement of those retired by rotation and the determination of the authorized signatories and the directors' remuneration for the fiscal year 2004;
Agenda Item 8	To consider and approve the decrease of the Company's capital by way of elimination of register shares but not yet sold to the number of 100,099,900 shares at the par value of Baht 10 per shares so that the remaining capital of the Company be 449,900,100 shares counting to Baht 4,499,001,000 of the registered capital;
Agenda Item 9	To consider and approve the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the decrease of the Company's Capital;
Agenda Item 10	To consider and approve the change in par value of the Company's shares from Baht 10 per share to Baht 5 per share;
Agenda Item 11	To consider and approve the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the change in par value;
Agenda Item 12	To consider and approve the amendment to Clause 4 of the Company's Articles of Association;
Agenda Item 13	To consider and approve the issuance and allocation of warrants to purchase ordinary shares to directors, employees and advisors of the Company No. 3 to the number of 2,947,100 units (in the case of changing par value per share to Baht 5, the warrants will amount to 5,894,200 units), equivalent to 0.67 percent of the total paid-up capital of the Company;
Agenda Item 14	To consider and approve the allocation of warrants to purchase ordinary shares of the Company No. 3 to the following directors, employees and advisors of the Company who are entitled to receive such allocation of warrants in the excess of 5 percent of the total warrants issued which has been approved by the Remuneration Committee as follows:

Name	Number of Allocated Warrants (Unit)		Percent of Total Allocated Warrants
	(Par Value Baht 10)	(Par Value Baht 5)	
1.Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	577,100	1,154,200	19.58
2. Mr. Paiboon Panuwattanawong President – IPSTAR Operation and Director of subsidiary company	350,000	700,000	11.88
3. Dr. Nongluck Phinainitisart Director and the Executive Committee	300,000	600,000	10.18
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales	275,000	550,000	9.33
5. Mr. Pradeep Unni Vice President – Sales / India & Middle East	200,000	400,000	6.79
6. Mr. Makin Petplai Vice President – Sales / Thailand, Indo- China & China	200,000	400,000	6.79

Agenda Item 15 To consider and approve the increase of the Company's capital from Baht 4,499,001,000 to Baht 5,568,472,000 by way of issuing 213,894,200 newly issued ordinary shares at the par value per share of Baht 5, totaling Baht 1,069,471,000;

Agenda Item 16 To consider and approve the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with increase of the Company's capital;

Agenda Item 17 To consider and approve the allocation of newly issued ordinary shares, to the amount of 213,894,200 shares at the par value per share of Baht 5 (Five Baht) be approved as per the following details:

17.1 no more than 208,000,000 newly issued ordinary shares to be offered to public; and

17.2 5,894,200 newly issued ordinary shares to be reserved for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors, employees and advisors of the Company pursuant to ESOP No. 3.

Agenda Item 18 To consider any other issues (if any).

Capital Increase Report Form

Shin Satellite Public Company Limited

24 February 2004

We, Shin Satellite Public Company Limited, hereby wish to report the resolution of the Board of Directors' Meeting No. 2/2547, held on the 24th day of February 2004 in respect of the capital increase and the allocation of newly issued shares as follows:

1. Capital Increase:

1.1 The Board of Directors' meeting passed a resolution approving the decrease of the Company's registered capital from Baht 5,500,000,000 to Baht 4,499,001,000 by way of elimination of registered, but not yet sold, shares amounting to 100,099,900 shares at the par value per share of Baht 10 each, amounting to Baht 1,000,999,000 in total.

1.2 The Board of Directors' meeting passed a resolution approving the increase of the Company's registered capital from Baht 4,499,001,000 to Baht 5,568,472,000 by way of issuing 213,894,200 newly issued ordinary shares with a par value per share of Baht 5 each, counting to Baht 1,069,471,000 in total, for the purpose of offering for sale to public and reserving the exercise of right under the warrants which will be allocated to the directors, employees and advisors of the Company for the third time.

2. Allocation of Newly Issued Shares:

The Board of Directors' meeting passed a resolution approving the allocation of 213,894,200 ordinary shares not yet been sold with the par value per share of baht 5 (Five Baht) each, totaling Baht 1,069,471,000, the details of which are as follows:

2.1 Details of Allocation

Allocated to/for	Number (shares)	Ratio (old:new)	Sale price Per share (Baht)	Subscription and Payment period	Note
Existing Shareholders	-	-	-	-	-
General public	Not exceeding 208 million shares	-	The Board of Directors or Executive Committee or any other person(s) designated by the Board shall have power to consider the number, price, duration for subscription, procedures, details of public offering and any other details in relation to the issuance and offer for sale of such shares including to request any approval from the relevant authorities.		
Other persons (specify)	-	-	-	-	-

To serve the exercise of right under the warrants allocated to directors, employees and advisors of the Company. (ESOP) No. 3	5,894,200	1.1	The exercise price is the average closing price of shares being traded in the Stock Market during the 30 day period prior to the date the shareholders' meeting is conducted.	The executive Committee or any other person(s) designated by the Board shall have power to consider any other details in relation to the issuance of such shares including to request any approval from the relevant authorities and other acts and things necessary and relating to the issuance of the warrants.

Note the detail of the ESOP program shown in Attachment 1.

2.2 The Company's plan where there is a fraction of shares remaining.

- None -

2.3 The number of shares remaining after allocation is

- None -

3. Schedule for a Meeting of the Shareholders to Approve the Capital Increase and the Allocation of Shares

The annual general meeting of shareholders for fiscal year 2004 is scheduled to be held on the 22nd day of April 2004 at 14.00 hour at the Presentation meeting room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi and the closing date of the share register book suspending any transfer of shares in order to determine and identify shareholders' right to attend the meeting will be commenced on the 2nd of April, 2004 from 12.00 hour until adjournment of the meeting.

4. Request for Approval of Capital Increase and Shares Allocation from the Relevant Governmental Agency and the Conditions thereof (if any)

In relation to the offering for sale of newly issued shares to public, the Company must file an application requesting approval to offer for sale of securities and request for approval to offer for sale of securities to the Office of Securities and Stock Exchange Commission.

In this respect, the Company will request for registration of the capital increase from the Ministry of Commerce when the payments of the share price are made and when the warrants have been exercised by way of conversion to ordinary shares. In addition, the Company will request for approval from the Stock Exchange of Thailand to register such ordinary shares as listed securities and will trade in the Stock Exchange of Thailand.

5. The Company's Objectives for the Capital Increase and the Utilization of such Increased Capital

- To expand our IPSTAR service in the countries where the company itself is the National Service Operator such as Australia, New Zealand and others, including reserve for additional insurance of the IPSTAR project;

- To expand the scope of the Company's business in relation to its satellite business in foreign markets;
- To strengthen the Company's capital base and to repay certain portion of loans;
- To use as the Company's working capital.

6. Benefits of the Company to be Derived from the Capital Increase and/or the Shares Allocation

- To increase the Company's capability to generate its revenue base so that the Company would have enough working capital to expand its scope of business in the future;
- To strengthen the Company's financial status and to adjust the Company's dept and equity structures in order for the Company to be prepared and ready to expand its investment in relation to its satellites in foreign markets;
- To reduce the obligation of payable interest by way of repaying some portion of loans;
- The ESOP Program is to compensate and motivate the directors, employees and advisors of the Company to work for the benefit of the Company, which would in turn persuade and motivate the directors, employees and advisors of the Company to continue working in the Company.

7. Benefits of the Shareholders to be Derived from the Capital Increase and/or the Shares Allocation

- To obtain better opportunity in receiving returns resulting from the Company's capacity to generate higher profits due to the expansion of the Company's business in relation to satellite in the future;
- The ESOP Program is to compensate and motivate the directors, employees and advisors of the Company to delicate their heart and soul to the Company by hardworking, which would in turn persuade and motivate the directors, employees and advisors of the Company to retain working in the Company resulting in a better operating result of the Company in the future.

The ordinary shares issued for the exercise of warrants at this occasion will have the same rights and conditions as those of the Company's ordinary shares previously issued; and the right to receive dividend payments will be commenced from the date that the name of such shareholders appears in the shareholders' register book filed with the Ministry of Commerce for capital increase.

8. Other Reasons that may be Necessary for Shareholders to Approve the Capital Increase and the Shares Allocation

-None -

9. Schedule of Action where the Board of Directors of the Company Passes a Resolution Approving the Capital Increase and the Allocation of Newly Issued Shares

Date	Action
24 February 2004	Board of Directors' Meeting to request for an approval in connection with the change in par value, the issuance and allocation of newly issued shares for capital increase, and the issuance of the warrants to directors, employees, and advisors of the Company.

24 February 2004	Notice to SET as to the resolution of the Board of Directors' meeting
2 April 2004	Closing the shareholders register book for determining the shareholders' right to attend the annual general meeting of the shareholders for fiscal year 2004
22 April 2004	Annual general meeting of the shareholders for fiscal year 2004
Within April 2004	1. Filing application for approval to issue and offer for sale of newly issued ordinary shares to the Office 2. Filing application for approval to issue and offer for sale of warrants to the Office
Within May 2004	The Office to inform the consideration result of the said applications within 45 business day from the date the Office duly and completely receives all documents.

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Shin Satellite Public Company Limited

Details of the program regarding the issuance and offering for sale of the warrants to purchase ordinary shares to directors, employees and advisors of the Company (Employee Stock Option Plan ESOP) No. 3

1. Objectives and Necessities of Offering Securities to Directors, Employees and Advisors of the Company

The objective of the ESOP is to compensate and motivate the directors, employees, and advisors to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company by having them dedicated their hard and soul to the Company by hard working, as well as retaining them with the Company. The overall program consists of 5 years consecutive plans and the terms of warrants issued each year shall not exceed 5 years from the date of issuance and offering for sale. The warrants to be issued for each year shall have similar details and descriptions as well as the rights and conditions thereof.

The first warrants issued and offered in year 2002 were in the number of 8,000,000 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 8,000,000 ordinary shares (at par value of Baht 10), equivalent to 1.83 % of all paid-up capital of the Company.

The second warrants issued and offered in year 2003 were in the number of 4,400,100 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 4,400,100 ordinary shares (at par value of Baht 10), equivalent to 1.01 % of all paid-up capital of the Company.

The third warrants to be issued at this time in this year, will be, according to ESOP, in the number of 2,947,100 units at the par value per share of Baht 10 (in case of changing par value per share to Baht 5, the warrants will be in the number of 5,894,200 units) whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 5,894,200 ordinary shares at par value of Baht 5, equivalent to 0.67 % of all paid-up capital of the Company. In this regard, the total number of the ordinary shares being allocated to serve the exercise of right under the warrants is equivalent to 3.50 percent of all paid-up capital of the Company. The details of warrants for the Program in this third year, which will be proposed to the shareholders' meeting for their consideration, appear below. In addition, upon the exercise of right under such warrants, the Company expects to use the proceeds as the Company's working capital.

2. Preliminary Details of the Warrants Issued on This Occasion

Type of Warrants	Warrants to purchase the Company's ordinary shares, in the type of non-transferable and specified name of the holder, unless in case of hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as the **"warrant"**)
Total Number of Warrants to be Offered	5,894,200 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the Office of SEC.

Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	5,894,200 shares (at the par value of Baht 5), equivalent to 0.67 percent of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors, employees and advisors and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted after adjustment of par split.
Issuing and Offering Date	The Executive Committee will set the issuing and offering date.
Exercise Period	The Company's directors, employees and advisors may exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year: Directors, employees and advisors are entitled to exercise no more than one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of rights.

Second Year: Directors, employees and advisors are entitled to exercise another one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of rights.

Third Year: Directors, employees and advisors are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock

	Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.
Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. Other Principles and Conditions for the Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 09.00 hour and 16.00 hour within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 09.00 hour and 16.00 hour of the last business day of every month. In case of the last exercise of right, the exercise date shall be within 5 business days prior to the date such warrants expire.

3.3 Qualifications of Directors, Employees and Advisors Eligible for Warrant Allocation

3.3.1 Any director, employee or advisor of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director, employee or advisor who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors, employees and/or advisors of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors, Employees and Advisors of the Company

3.4.1 If any director or advisor of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or advisors, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director, employee or advisor resign from the Company due to the Company's order of transfer, such director, employee or advisor are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director, employee or advisor is no longer a director, employee or advisor of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director, employee or advisor, as the case may

be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director or advisor resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director, employee and advisor shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director, employee and advisor resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director, employee or advisor is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors, employees or advisors of the Company do not exercise all or some of warrants and term of warrants is expired, it is deemed that the directors, employees or advisors waive their rights on such un-exercised warrants. In this respect, such directors, employees or advisors shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors, Employees and Advisors

-None-

3.7 Right Adjustment The Company may have to reserve additional ordinary shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase ordinary shares, occur.

Should there be any right adjustment which requires the allocation of additional reserved shares in excess of the number of share allocated to serve that particular adjustment, the Company shall have to propose to the next shareholders' meeting to approve the allocation of additionally reserved shares. In the event that the term of warrants remaining is less than the period of where the next shareholders' meeting will be conducted, the Company shall promptly propose to the shareholders' meeting prior to the date the warrants expire.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors, Employees and Advisors of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors, Employees and Advisors

The exercise price is determined by using the average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted and the price of which is close to the market price; therefore, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors, employees and advisors will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors, employees and advisors start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case warrants are exercised by all directors, employees and advisors as calculated from the presently paid-up capital:

Number of the total issued shares	=	437,911,400 shares (at a par value of Baht 10 each)

Number of all shares from exercise of warrant	=	2,947,100 shares (at a par value of Baht 10 each)
Total number of shares after exercise	=	440,858,500 shares (at a par value of Baht 10 each)
Ratio of the existing shareholders after exercise	=	99.33 percent exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors, Employees and Advisors at the Rate not Exceeding 5 Percent of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares	=	437,911,400 shares (at a par value of Baht 10 each)
Number of reserved shares for the exercise of warrant allocated to directors, employees and advisors	=	2,947,100 shares (at a par value of Baht 10 each)
Ratio of reserved shares to total issued shares	=	0.67 percent of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) Entitled to Receive Warrants and Employees and Advisors Entitled to Receive Warrants at the Rate Exceeding 5 Percent of the Warrant to Be Issued and Offered for Sale

Name	Number of Allocated Warrants (Unit)		Percent of Total Allocated Warrants
	(Par Value Baht 10)	(Par Value Baht 5)	
1. Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	577,100	1,154,200	19.58
2. Mr. Paiboon Panuwattanawong President IPSTAR Operation and Director of subsidiary company	350,000	700,000	11.88
3. Dr. Nongluck Phinainitisart Director and the Executive Committee	300,000	600,000	10.18
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales	275,000	550,000	9.33
5. Mr. Pradeep Unni Vice President – Sales / India & Middle East	200,000	400,000	6.79
6. Mr. Makin Petplai Vice President – Sales / Thailand, Indo-China & China	200,000	400,000	6.79
7. Mr. Tanadit Charoenchan Vice President – Finance & Accounting	120,000	240,000	4.07
8. Mr. Avudh Ploysongsang Vice President – Business Development	80,000	160,000	2.71
9. Mr. Kamonmit Vudhijumnong Vice president – Legal	70,000	140,000	2.37

Note: *The number of warrants to be issued and offered for sale will be 2,947,100 units at the par value per share of Baht 10 (in case of changing the par value per share to Baht 5, the number of warrants will be 5,894,200 units).*

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors, employees and advisors of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall be approved by the shareholders' meeting with the votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 percent of all votes of shareholders attending the meeting.

In case of issuance and offering for sale of warrants to any director, or employee at the rate exceeding five percent of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the shareholders' meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 percent of all votes of shareholders attending the meeting.

7. List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five Percent of All Warrants

Name	Number of Allocated Warrants (Unit)		Percent of Total Allocated Warrants
	(Par Value Baht 10)	(Par Value Baht 5)	
1. Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	577,100	1,154,200	19.58
Number of times such director attending and not attending the meetings in previous year in Shin Satellite Public Company Limited: number of meetings = 5; attending = 5, not attending –			
2. Mr. Paiboon Panuwattanawong President – IPSTAR Operation and Director of subsidiary company	350,000	700,000	11.88

3. Dr. Nongluck Phinainitisart Director and the Executive Committee	300,000	600,000	10.18
Number of times such director attending and not attending the meetings in previous year in Shin Satellite Public Company Limited: number of meetings = 5; attending = 5, not attending –			
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales	275,000	550,000	9.33
5. Mr. Pradeep Unni Vice President – Sales / India & Middle East	200,000	400,000	6.79
6. Mr. Makin Petplai Vice President – Sales / Thailand, Indo-China & China	200,000	400,000	6.79

Opinion of the Board of Directors and the Remuneration Committee

Detail of Opinion of the Remuneration Committee for ESOP program as presented in the attachment 2.

In this respect, since the total number of warrants to be issued and offered for sale will be 2,947,100 units and the exercise price will be determined by using the average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted, the persons mentioned in Clause 7.1 - 7.6, therefore, will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

Attachment 2

Opinion of the Remuneration Committee for ESOP Program

February 17, 2004

To : Board of Directors of Shin Satellite Public Company Limited

Whereas the Board of Directors Meeting of Shin Satellite Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Paron Isarasena Na Ayudhaya as the Chairman of the Remuneration Committee, Mr. Boonklee Plangsiri and Mrs. Charintorn Vongspootorn as members of the Remuneration Committee to approve the names of directors, employees and advisors of the Company who will be entitled to receive warrants on ordinary shares exceeding 5(five) percent of the program, in order to comply with the announcement of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees .

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants on ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Shin Satellite Public Company Limited respectively, totaling 6 (six) persons:

Director/Employee	No. of Warrants Allocated (Units)	% of the Program
1. Mr. Dumrong Kasemset (Ph.D.)	577,100	19.58
2. Mr. Paiboon Panuwattanawong	350,000	11.88
3. Ms. Nongluck Phinainitisart (Ph.D.)	300,000	10.18
4. Mr. Yongsit Rojsrivichaikul	275,000	9.33
5. Mr. Pradeep Unni	200,000	6.79
6 Mr. Makin Petplai	200,000	6.79

The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program have the opinion that the above directors and the employees, totaling 6 (six) persons have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are attached to this opinion.

Attachment 3

Information as to Connected Transaction related to the Consultant and Management Agreement

Reference is made to the resolution of the Board of Directors' Meeting No. 2/2004 of Shin Satellite Public Company Limited ("Company") passed on February 24, 2004 in respect of the Company's entering into a consultant and management service agreement as per details as follows:

Date of the Transaction	:	Within March 2004
Involving Party Employer Contractor	:	 Shin Satellite Public Company Limited Shin Corporation Public Company Limited (SHIN)
Relationship with Listed Company	:	SHIN is a major shareholder of the Company with 51.53 percent shareholding in the Company.
Nature of the Transaction	:	The Company agrees to enter into consultant and management service agreement with SHIN as per the following details: • administrating and managing general business, and providing consultations and recommendations, including managing personals and specialists • managing finance, several credit facilities amounts, and risks relating to interest and foreign exchange rates
Term of Service	:	January 1, 2004 – December 31 2005 or 2 years in total
Total Consideration Value	:	Approximately Baht 50 million (for term of 2 years) exclusive of financial management fee as actually payable
Terms of Payment	:	On a monthly basis
Criteria in Calculating Service fees	:	• The administrating and managing fees will be in accordance with the standard accepted by leading international companies. • The financial management fee will be calculated as actually payable by comparing with the market rate.
Connected Transaction and Conditions of Transaction	:	It is a transaction pursuant to the Notification of the Stock Exchange of Thailand, Re: Rules and Procedures and Disclosure of Connected Transaction of Listed Company, having the transaction value more than 0.03 percent but less than 3 percent of the Company's net tangible assets as of December 31, 2004 whereby the Company has to request an approval in relation to the volume of transaction from the Board of Directors and inform the Stock Exchange of Thailand.

The Audit Committee's Recommendation

The Audit Committee was of the opinion that the connected transaction to be entered into by the Company and Shin Corporation Public Company Limited in the consultant and management service agreement with was reasonable and of benefit to the Company.

The Board of Directors' Recommendation

The Audit Committee was of the opinion that the connected transaction to be entered into by the Company and Shin Corporation Public Company Limited in the consultant and management service agreement with was reasonable and of benefit to the Company.

In this Agenda, the directors having interests did not attend the meeting and such directors did not have a vote in this particular matter.

Overview

Consolidated sales and service income increased 16.2% while net profit dropped 23.4 % from last year

In 2003, SATTEL's net profit was Baht 1,080 million, a decline of Baht 331 million or 23.4% from the previous year because of an increase in cost of sales and service and higher imposition of corporate tax.

Consolidated sales and service income for the year 2003 was Baht 5,805 million, an increase of Baht 808 million or 16.2%. This comprised revenue of Baht 3,271 million from transponder service, revenue from Internet service of Baht 1,194 million and revenue of Baht 1,340 million from the telephone business. The three businesses generated 56.4%, 20.6% and 23.0%, respectively, of SATTEL's sales and service income in 2003. Revenue from transponder services decreased by 15.2% and revenue from Internet and telephone services increased by 155.7% and 99.0%, respectively, from last year.

Business Summary

Transponder leasing and related business

Thaicom Fleet

Our transponder leasing business has grown slowly this year as a result of an oversupply in the satellite communications market. However, SATTEL had a backlog of contracts at the end of 2003 worth Baht 8,390 million. The average life of most of these contracts is 1-3 years.

February 7, 2003, Thaicom-3 satellite experienced a power anomaly caused by an electrical short circuit in the South Solar Electrical Power Transfer Assembly (SEPTA). The value of Thaicom-3 was not impaired according to the final conclusion of the external auditor. The insurers issued an agreement on the claim amounting of US$ 33 million. Thaicom 3 is legally owned by the Ministry of Information and Communication Technology ("MICT"). The Company, a joint beneficiary, with the consent from MICT has agreed to deposit insurance proceeds remitted from the insurers in an "Escrow Account" with conditions on the terms of release, in accordance with the Escrow Agreement. That is, the funds may only be used for utilizing other satellite transponders or for the construction of a new satellite to supplement losses on the transponder capacity of Thaicom 3. The Escrow Agreement has been proceeding with authorization from the contractors.

ipstar Project

There has been continuing progress throughout the year on the **ipstar** project including **ipstar** technology development, marketing activities and others.

The Company has been developing **ipstar** technology, not only the space segment but also ground systems (i.e. gateways and **ipstar** user terminal). Most **ipstar** technologies belong to, and have filed patents by, our subsidiary in the USA, Spacecode LLC, which is 70%, held by the Company, up from 12% in the previous year.

With regard to the **ipstar**-1 satellite, the construction is progressing on schedule. The percentage of delivered major units is approximately 93% complete. In addition, there were two major achivements for the **ipstar** project in 2003. Firstly, the success in frequency coordination with China led to an opportunity to implement more marketing activities in the Chinese market and secondly, the receipt of a Board of Investment (BOI) privilege exempting the satellite from income tax on revenue from international customers for a period of eight years.

The Company has been focusing on providing **ipstar** first generation service in Asia-Pacific countries by installing two additional **ipstar** first generation gateways in Australia and India, this year, apart from the existing deployment in Thailand, Myanmar and Taiwan. Moreover, the Company has established two new subsidiaries, **ipstar** Australia PTY and **ipstar** New Zealand Limited, in Australia and New Zealand respectively, to providing **ipstar** services in both high Internet demand growth countries. This is to introduce **ipstar** technology to the markets prior to the launch of the **ipstar-1** satellite in 2004.

SATTEL also has a gateway service partner in India, which is the Software Technology Parks of India (STPI). STPI will also be **ipstar**'s strategic partner by means of the purchase of up to 400 Mbps of bandwidth on the **ipstar**-1 satellite. India is a strategic market for **ipstar** due not only to its growing strength as an IT powerhouse but its large population provides us with huge future demand.

Internet business

Merged Internet business with Loxinfo; Camshin started providing Internet service in Cambodia

On March 6, 2003, CS Internet Plc (CS Loxinfo) completely merged its Internet business with Loxley Information Services Co. Ltd. (Loxserve), an Internet service provider under "LoxInfo Internet", with a 94.19% stake in Loxserve. After merger, CS Loxinfo became a leading ISP that is able to provide a wide range of the high quality Internet service cover throughout the country and is able to reduce its international leased line cost and telephone lines used in provincial areas substantially. As a result, CS Loxinfo had a meaningful growth in profit after merger and deserves its 40% market share of revenue. After the completion of the merger, SATTEL ultimately holds 50.02% in CS Loxinfo.

The Company introduced a wireless high-speed Internet service and the educational i-Learn service, which uses **ipstar**'s capacity to serve distance education and videoconferences. In addition, Cambodia Shinawatra (Camshin) started to provide Internet service in Cambodia in 3Q03 under the brand "Camnet", separate from its existing telephone business.

Telephone business

LTC announced dividend US$ 4 mil. for result of 2003

Lao PDR's government has approved a new tariff rate fixed in US Dollars. These new tariffs became effective in November 2003 and will help to reduce the effect on revenue from fluctuations in the foreign exchange rate. Lao Telecommunications announced it would pay a dividend for the result of the year 2003 in amount of US$ 4 million up from US$ 3.5 million in 2002, resulting from the growth in operation performance of LTC.

Changed method of ·ecording investment in TC from equity method to proportionate consolidation

In January 2003, the Company reviewed its authority in its joint venture agreement with the Government of Lao PDR thus far. The management is of the opinion that the Company is in joint control as described in the joint venture agreement. Since January 1, 2003 the Company has accounted for investment in LTC as investment in a joint venture company instead of an associated company and proportionately consolidates the results of LTC in the Company's consolidated financial statement and has not restated the comparative year (2002).

The competition among telephone network operators in Cambodia is still high. Due to the price sensitivity of buyers in the market, many operators focus on price reduction. However, Camshin is trying to offer premium services rather than price competition.

On January 29, 2003, Camshin experienced the effects of civil disturbances in Phnom Penh. Its building was damaged and some personal computers were looted. The compensation process for these damages from Cambodia's government has been concluded and the Cambodian Government has agreed to pay compensation of approximately US$ 0.9 million to Camshin.

Consolidated Operating Results

Net profit in 2003 was Baht 1,080 million, a decrease of Baht 331 million, or 23.4% compared to Baht 1,411 million in 2002. Operating profit was Baht 1,165 million, an increase of Baht 86 million or 6.8%, from Baht 1,251 million. EBITDA was Baht 2,446 million, an increase of Baht 108 million or 4.6% from Baht 2,338 million.

Table 1: Selected financial information on SATTEL

Unit: Baht millions

	2003	2002	Change
Sales and service income	5,805	4,997	16.2%
Cost of sell and services	3,512	2,885	21.7%
SG&A expenses	1,127	861	30.9%
EBIT	1,165	1,251	-6.8%
EBITDA	2,446	2,338	4.6%
Net profit	1,080	1,411	-23.4%
EPS (Baht)	2.47	3.22	

Revenues from sales and service

Sales and service income for the year 2003 was Baht 5,805 million, an increase of Baht 808 million or 16.2% compared to Baht 4,997 million for the same period in 2002.This was as a result of soaring revenue from Internet services and telephone services, despite a reduction in revenue from transponder services.

Satellite Transponder leasing and Related Services

Transponder service income dropped 15.2% due to stronger Thai Baht and non-renewal of 3 transponders by DOS

The stronger Thai Baht coupled with a three-transponder service agreement with the Department of Space (DOS) that was not renewed in 2Q03 were the cause of the reduction in revenue from transponder services. Replacement customers have been found for a number of transponders. With regard to first generation **ipstar** services, the Company was, in 2003, able to sell **ipstar** user terminals than in 2002 because of the continuous growth in Thailand and Myanmar market and the expansion of the service through other countries e.g. Taiwan, Indonesia, Malaysia, Philippines, Cambodia and Lao, this year.

Sales of iPSTAR UT surged from last year

Revenue from transponder services in 2003 was Baht 3,271 million, a decrease of Baht 586 million or 15.2% compared to Baht 3,857 million for the same period last year.

Internet Services

Internet service income surged 155.7% due to merging with Loxserve and growth in Internet market.

The merger with Loxserve, led to a wider range of high quality, Internet services and expansion of the Company's customer base especially for leased line service and high speed Internet via satellite. The growth in the Internet market this year was also the cause of an increase in revenue from the Internet business. Moreover, the Company also received income from Camshin and LTC. As of the end of 2003, the Company had total 363,000 subscribers from Cs loxinfo, Camshin and LTC

In 2003, revenue from the Internet business was Baht 1,194 million, an increase of 727 million Baht or 155.7% compared to Baht 467 million for the same period last year.

Telephone Network Services

Telephone service income increased 99% due to recognition of 49% of LTC revenue.

Revenue from the telephone network business in 2003 was Baht 1,340 million, an increase of Baht 667 million or 99.0% compared to Baht 673 million for the same period in 2002. This was mainly due to the recognition of 49% of revenue from LTC by using the proportionate consolidation method instead of equity method previously used last year.

Cost of Sales and service

Cost of sales and service increased 21.7%, mainly due to merging with Loxserve and recognition of 49% of LTC costs.

In 2003, the Company had total costs of Baht 3,512 million, an increase of Baht 627 million or 21.7% compared to Baht 2,885 million in 2002.

Satellite Transponder leasing and Related Services

- In-orbit insurance premium increased in accordance with a corresponding increase in insurance market rates. This came because of several satellite anomalies during this year and a decrease in the number of brokers.
- An increase in costs relating to the new First Generation gateways in Australia and Taiwan. The new gateways resulted in the capability to provide **ipstar** service in Taiwan, Indonesia, Malaysia, Philippines, Australia and New Zealand.
- Partially offset by a decrease in the concession fee and reduced amortization and depreciation of some satellite equipment, which are fully depreciated and amortized.

Internet Services

Cost associated with Internet business increased this year was better than the same period last year. This was mainly due to the recognition of costs from Loxserve after merger. However, international leased line cost substantially decreased this year after the completion of the merger because of the economic of scale.

Telephone Network Services

Proportionate consolidation of 49% of the cost of LTC in this year was the main reason for an increase in the Company's costs associated with the telephone network business in 2003. Cashion's cost of sales and service also increased in 2003 because of an increase in revenue shared with the Cambodian Government, an increase in electricity expenses, base station rental cost and amortization of Telephone Networking equipment, due to the expansion of its telephone network.

Selling and Administrative Expenses

Personal expenses increased offset by lower doubtful and marketing expenses.

Merging with Loxserve and the proportionate consolidation of 49% of SG&A of LTC were the cause of an increase in our SG&A this year. Personnel expenses increased after merging with Loxserve offset by lower doubtful expenses and decreased marketing expenses.

In 2003, SG&A was Baht 1,127 million, an increase of Baht 266 million or 30.9% compared to Baht 861 million in 2002.

Interest Expense

Interest expenses dropped due to redemption of debenture and capitalization of ipstar interest expenses

Interest expense in 2003 substantially decreased when compared to last year. This was attributable to the full redemption of a high-interest rate debenture. The last installment was made in November 2002 and the capitalization of interest expenses relating to **ipstar** project to the cost of the project, which will be amortized, with the commencement of the service. Interest expense was Baht 138 million in 2003, decreased by Baht 97 million or 41.3% from Baht 235 million for the same period in 2002

Gain on Exchange rate

The Company gained Baht 120 million from foreign exchange in 2003, while losing Baht 8 million in the previous year. This was due to the Baht appreciation in 2003 and the Company's exposure from outstanding foreign debt that has not been hedged. The company has a policy to manage its foreign exchange exposure by hedging part of its foreign debts and utilizing the benefit from a natural-hedge to mitigate the exposure of the non-hedged portion. In 2003, 94% of our revenue was in US dollars.

Other Income

The Company's other income was Baht 292 million. This was mainly attributable to gain on an unwound option contract before its maturity date. This led to a gain on transferring shares of **Ipstar** Company limited to make the payment for the investment in Spacecode and the compensation claim from the Cambodia government. On January 29, 2003, Camshin experienced the effects of civil disturbances in Phnom Penh. Its building was damaged and some personal computers were looted. The compensation process for these damages from

Cambodia's government has been concluded and the Cambodian Government has agreed to pay compensation of approximately US$ 0.9 million to Camshin.

Share of Net Profit from Investments

Due to the change in method of recognition of financial results contributed by LTC from using the equity method to proportionate consolidation in this year, no share of net results from investments appears in the company's 2003 financial statement. The share of net profit from investment in 2003 was Baht 1 million, which came from the investment in CS Loxinfo Solutions Co., Ltd. (CLS). CLS is acting as a dealer of CS Loxinfo providing Internet service to Japanese companies that have business in Thailand.

Income Tax Expense

With the increase in tax imposed on Shin Satellite Plc due to the end of its losses carried forward in 2002 and the proportionately recognized income tax expense of LTC, SATTEL's income tax expense in 2003 has substantially increased compared to the same period last year.

In 2003, income tax expense was Baht 313 million, an increase of Baht 282 million, from Baht 31 million in 2002. The effective tax rate was 21.7%.

Financial Position

At the end of 2003, the Company had total assets of Baht 25,116 million, an increase of Baht 4,809 million or 23.7% from the end of 2002. This increase was mainly accounted for by investment in the **ipstar** project; e.g. satellite construction costs, launch vehicle costs and gateway costs. The company's assets at the end of this quarter also included the assets of Loxinfo and a proportionate consolidation of LTC's assets.

Table 2: SATTEL's Asset Component

Asset	December 31, 2003		December 31, 2002	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	2,762	11.0	2,272	11.2
PP&E Net	17,104	68.1	11,649	57.4
Investment in subsidiaries and associates	2.7	0.01	778	3.8
PP&E under the concession agreement, net	4,771	19.0	5,481	27.0

The Company on a regular basis evaluates its asset quality. In 2003, the Company had set a provision for obsolescence on our inventory i.e. the very first version of **ipstar** user terminals, as the company continues developing the user terminal.

With regard to accounts receivable, the Company has a policy to closely follow and evaluate its collection performance. The Company analyses individual customers using the specific method and believes it has sufficient provision for doubtful accounts. The company's average collection period in 2003 was 53 days compared to 52 days in 2003.

No investment in LTC presented in investment in associate company item in 2003 F/S

Due to a change in the accounting method relating to the investment in LTC, from equity to proportionate consolidation, there was no investment in LTC presented in the "investment in associate company" in the Company's consolidated financial statement of 2003. Therefore, investment in the associate company was Baht 2.7 million at the end of 2003 reduced from Baht 778 million at the end of 2002. The Company recorded new investments in CS Loxinfo Solutions Co., Ltd. (CLS) (Formerly, Loxinfolink Communications (Thailand) Co., Ltd, 44.99% held by CS Loxinfo)

In 2003, LTC announced a dividend to the amount of US$ 3.5 million on the result of operations in the year 2002 and US$ 4 million for 2003.

At the end of 2003, the Company had a current ratio of 0.59 times, increased from 0.43 at the end of 2002. This was due to signing long-term loan agreements for the **ipstar** Project in November 2002. These loans were used to repay bridging loans associated to the **ipstar** project. At the end of 2003, the company had Baht 1,578 million in long-term loans that will be due within one year. Most of this amount was for the first repayment of **ipstar**'s loan.

The company's cash flow from operations in 2003 was Baht 1,881 million, increased by 19.7% from the same period last year, net cash flow used for investing activities was Baht 6,187 million and net cash flow from financing was Baht 4,523 million. The majority of capital expenditure as well as the additional borrowing in this period were accounted for by the **ipstar** project.

The company's total debt at the end of 2003 was Baht 15,005 million, increased from Baht 10,773 million at the end of 2002. Weighted average cost of debt was 2.69% p.a. and the company had total unused line of facilities approved by local and foreign banks at the end of 2003 of Baht 1,238 million and US$ 136 million. The debt to equity ratio at the end of 2003 was 1.78 times up from 1.50 times at the end of last year.

Other factors

1. Satellite Agreement with Department Of Space (DOS)

DOS did not renew the transponder service agreement for 7 transponders with SATTEL when it expired at the end of 2003 due to the successful launch of its domestic satellite to serve domestic demand, especially for government activities. However, the demand for satellite communications in India is still high from both government and private companies, and cannot be served by Indian local satellite. As a "Hotbird" in India, the Company has planned to offset this loss by refilling transponders with new broadcast and high-speed Internet trunking customers.

2. Investment in **ipstar** Company limited (**ipstar** Co.)

On 10 and 17 October 2003, the Company made a payment of US$ 1.98 million to **ipstar** Co. for increase in its paid-up share capital to reserve for an expansion of **ipstar** service in international markets. Currently **ipstar** Co.'s total paid-up capital is US$ 2 million.

The Company has made a payment of the remaining obligations to subscribe for share capital of Spacecode LLC, which led to a decrease in the percentage of shareholding in **ipstar** from 100% to 98.89%.

3. Investment in Teleinfo Media Company Limited (TMC)

At the extraordinary shareholders meeting of CS Loxinfo Public Company Limited ("CSL") on 6 January 2004, the shareholders passed a resolution to approve the purchase of shares in Teleinfo Media Company Limited ("TMC") from Shin Corporation PCL and SingTel InterActive Private Limited. This amounts to 43,904,184 shares, equivalent to 63.25 % of the company, at a total price of Baht 506,000,000. This acquisition will increase and diversify sources of revenue in the future and increase profits for CS Loxinfo because of business synergies. For instance, the Yellow Pages database can be used to support future developments of electronic services.

4. Liquidation of C.S. Satellite Phone Company Limited (CSP)

At the extraordinary shareholders' meeting of CSP on 24 October 2003 and 3 December 2003, the shareholders passed a resolution to approve their registration of its termination with the Ministry of Commerce on 17 December 2003. As at 31 December 2003, CSP has been proceedings revocation.